Star Gas Partners, L.P.

2187 Atlantic Street

Stamford, CT 06902

March 22, 2006

Via Edgar and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mail Stop 3561

Re:	Star Gas Partners, L.P.

Registration Statement on Form S-3

(File No. 333-131098)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Star Gas Partners, L.P. (the “Partnership”) hereby respectfully requests that the effectiveness of its Registration Statement on Form S-3, File No. 333-131098, be accelerated and that such Registration Statement be permitted to become effective at 11:00 a.m. (Washington, D.C. time) on March 28, 2006 or as soon thereafter as practicable.

The Partnership acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

STAR GAS PARTNERS, L.P.
By:	Star Gas LLC, general partner

By:	/s/ Richard F. Ambury

Richard F. Ambury
Chief Financial Officer